1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       ☑                      Form 40-F       ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       ☐                      No       ☑

     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC June Sales Set Record High

Hsinchu, Taiwan, July 8, 2004 - Taiwan Semiconductor Manufacturing Company Ltd. (TSMC) (“the Company”) (TAIEX: 2330, NYSE: TSM) today said that net sales for June 2004 reached a record high, totaling NT$22,519 million. This was a 3.7 percent increase over May 2004 sales and marked the third consecutive monthly record. As a result, net sales for the second quarter of 2004 also hit a record high of NT$64,870 million.

On a year-over-year basis, net sales for June 2004 increased 26.2 percent. Revenues for January through June 2004 totaled NT$122,382 million, an increase of 37.1 percent over the same period in 2003.

Ms. Lora Ho, TSMC vice president and chief financial officer, noted that, “TSMC’s wafer shipments for June 2004 continued to grow over May 2004 due to increased market demand. This resulted in sales revenues for June 2004 rising to a record high.”

#          #          #

Sales Report:	(Unit: NT$ million)

Net Sales	2004(1)	2003	Growth Rate
June	22,519	17,846	26.2%
January through June	122,382	89,247	37.1%

(1):	Year 2004 figures have not been reviewed.

TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602

For further information, please contact:

Mr. J.H. Tzeng	Mr. Jesse Chou	Mr. Richard Chung
PR Department Manager, TSMC	Public Affairs Manager, TSMC	PR Principal Specialist, TSMC
Tel: 886-3-666-5028 (O)	Tel:886-3-666-5029 (O)	Tel:886-3-666-5038 (O)
886-928-882-607(Mobile)	886-932-113-258(Mobile)	886-911-258-751(Mobile)
Fax: 886-3-567-0121	Fax:03-5670121	Fax:03-5670121
E-mail: jhtzeng@tsmc.com	E-Mail: jhchoua@tsmc.com	E-Mail: cychung@tsmc.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: July 8, 2004	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer